Exhibit 99.6

STANCORP TO BE ACQUIRED BY MEIJI YASUDA

STANCORP TO BECOME MEIJI YASUDA'S PRIMARY U.S. PRESENCE AND PARTNER

Unites two strong companies with similar corporate goals and values to create a leading global insurer with total combined total assets of $327 B[1]

- Strong brands, management teams and employee bases
- Common long-term vision and shared roots in the mutual business
- Similar track records of financial performance and disciplined growth
- Demonstrated commitment to the broader community

Accelerates Meiji Yasuda's diversification and international growth while maintaining StanCorp's strong franchise and operations

- StanCorp to operate under The Standard brand within Meiji Yasuda's global structure
- StanCorp to maintain current operations, headquarters, management team, employees and community support
- Brings together two market leaders in group insurance to significantly expand the scope and quality of Meiji Yasuda's offerings in the U.S. market

All-cash transaction provides substantial and immediate value for StanCorp shareholders

- 50% premium over StanCorp's one-day prior closing share price

MEIJI YASUDA

Founded	1881
Headquarters	Tokyo, Japan
Employees	Over 40,000
Footprint	Japan, U.S., Poland, China, Indonesia, Thailand
Key Products	Group and individual life insurance, bancassurance, group annuity
Assets	USD $303 B at 03/31/2015*
Total Premiums	USD $28 B in FY2014*

» Oldest and 3rd largest private Japanese insurance company

» Largest share of group insurance in the Japanese market

StanCorp Financial Group℠

Founded	1906
Headquarters	Portland, Oregon
Employees	Approximately 2,800
Footprint	Active operations in all 50 U.S. states
Key Products	Group and individual insurance, retirement and investment products and services
Assets	USD $22.7 B at 12/31/2014
Total Premiums	USD $2.1 B in FY2014
NYSE Ticker Symbol	SFG

» Market leader in group long and short term disability, group life, and individual disability insurance

» Strong franchise under "The Standard" brand

[1] Includes ¥36,469 billion for Meiji Yasuda as of March 31, 2015, converted at a ¥120.17:$1 FX rate, plus StanCorp's assets of $23.4 billion as of June 30, 2015

* USD1=JPY120.17

STRATEGICALLY AND FINANCIALLY COMPELLING TRANSACTION

TRANSACTION SUMMARY

Terms	» Meiji Yasuda will acquire all outstanding shares of StanCorp for $115.00 per share in cash
Transaction Value	» Total transaction value is approximately $5.0 billion
Premium	» 50% premium over StanCorp's one-day prior closing price on July 23, 2015 » 49.9% premium to StanCorp's 1-month volume weighted average price » All-cash transaction provides substantial and immediate value for StanCorp shareholders while creating growth opportunities for both companies
Timing/Closing Conditions	» Subject to approval by majority vote of outstanding StanCorp shares, regulatory approvals in Japan and the U.S., and other customary closing conditions » 25-day go-shop period, with additional 20-day period to negotiate an agreement if expected to result in superior proposal » Merger agreement allows StanCorp to pay out a regular annual cash dividend prior to the closing of the transaction, in an amount up to $1.40 per share » Expected closing during 1Q 2016

POST-TRANSACTION FOOTPRINT



Meiji Yasuda America Incorporated
Meiji Yasuda Realty USA Incorporated
StanCorp Financial Group
Pacific Guardian Life Insurance Company, Limited
Pacific Guardian Life Insurance Company, Limited Southern California Office
Meiji Yasuda Europe Limited
TUiR Warta S.A.
TU Europa S.A
Frankfurt Representative Office
Founder Meiji Yasuda Life Insurance Co., Ltd.
MEIJI YASUDA
Beijing Representative Office
Seoul Representative Office
Thai Life Insurance Public Company Limited
PT Avrist Assurance
Meiji Yasuda Asia Limite
Head Office
Representative Offices
Subsidiaries
Affiliates